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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE TO/A
            Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
                     of the Securities Exchange Act of 1934
                                 Amendment No. 1

                     CAMERON ASHLEY BUILDING PRODUCTS, INC.
                       (Name of Subject Company (Issuer))

                                CAB MERGER CORP.
                            GUARDIAN FIBERGLASS, INC.
                      (Names of Filing Persons (Offerors))

                      Common Stock, no par value per share,
                    Series A Preferred Stock Purchase Rights
                         (Title of Class of Securities)

                                    133290106
                      (CUSIP Number of Class of Securities)

                            David A. Clark, Treasurer
                            Guardian Fiberglass, Inc.
                                2300 Harmon Road
                          Auburn Hills, Michigan 48326
                                 (248) 340-1800
           (Name, Address and Telephone Number of Person Authorized to
         Receive Notices and Communications on Behalf of Filing Persons)

                                    Copy to:

                            Paul R. Rentenbach, Esq.
                               Dykema Gossett PLLC
                             400 Renaissance Center
                          Detroit, Michigan 48243-1668
                                 (313) 568-6973


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         This Amendment No. 1 (this "Amendment") amends the Tender Offer
Statement on Schedule TO filed by CAB Merger Corp., a Georgia corporation (the "Purchaser") and Guardian Fiberglass, Inc., a Delaware corporation ("Parent"), on May 12, 2000 (the "Schedule TO"), relating to the offer by the Purchaser to purchase all of the issued and outstanding shares of common stock, no par value (the "Common Stock"), and the associated Series A Preferred Stock Purchase Rights, of Cameron Ashley Building Products, Inc., a Georgia corporation (the "Company")(such rights, together with the Common Stock, being referred to in the offer as the "Shares"), at a purchase price of $18.35 per Share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase dated May 12, 2000 (the "Offer to Purchase") and in the related Letter of Transmittal (the "Letter of Transmittal"), copies of which are attached as Exhibits (a)(1)(A) and (a)(1)(B), to the Schedule TO.

Item 11.          Additional Information.

         (a) Item 11(a) of Schedule TO is hereby amended by adding to the end of the fifth paragraph (under the caption "Antitrust") of Section 15 of the Offer to Purchase (under the caption "Certain Legal Matters") the following sentence:

             "The required waiting period with respect to the Offer and the Merger under the HSR Act expired at 11:59 p.m., Eastern time, on June 1, 2000."

         Item 11(a) of Schedule TO is hereby further amended to add to the end of the ninth paragraph (under the caption "Canadian Competition Act") of
Section 15 of the Offer to Purchase (under the caption "Certain Legal Matters") the following sentence:

             "The required waiting period with respect to the Offer and the Merger under the Competition Act is scheduled to expire at 11:59 p.m., Eastern time, on June 9, 2000."

         (b) Item 11(b) of Schedule TO is hereby amended by deleting the words "before the time for payment for Shares" found in clause (iii) of the first paragraph of Section 14 of the Offer to Purchase (under the caption "Certain Conditions to the Offer") and replacing the deleted words with the words "prior to the Expiration Date."

                                    SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

CAB ACQUISITION CORP.

By: /S/ DAVID A. CLARK
Name:   David A. Clark
Title:  Chairman and Treasurer


GUARDIAN FIBERGLASS, INC.

By: /S/ DAVID A. CLARK
Name:   David A. Clark
Title:  Treasurer

Dated: June 5, 2000